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                            October 11, 2022

       Kimberly Perry
       Chief Financial Officer
       Gold Resource Corp.
       7900 E. Union Ave. Suite 320
       Denver, CO 80237

                                                        Re: Gold Resource Corp.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed March 10,
2022
                                                            File No. 001-34857

       Dear Kimberly Perry:

              We have reviewed your September 16, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 2, 2022 letter.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Exhibit 96.1
       Don David Gold Mine, page 187

   1. We note your response to prior comment four states that price assumptions utilized in estimating reserves
were based on "an average of the five yearly median price estimates for each of the years
from 2022 through 2026," rather than "the median of a five-year street consensus
average," as disclosed in the technical report summary, or an "average five-year street
consensus," as disclosed in your annual report.

                                                        Based on our telephone
conversation on October 5, 2022, we understand that disclosure revisions proposed in
your response were intended to describe changes that would be made in future periodic
filings, and did not necessarily encompass the technical report
 Kimberly Perry
Gold Resource Corp.
October 11, 2022
Page 2
         summary, although you indicated you have been considering obtaining an updated technical report summary from the qualified person for other reasons.

         We believe that you should obtain and file either an updated or revised technical report summary, to include an accurate description of the price determination methodology and information sources, no later than when filing your next annual report.

         Please also further modify the proposed revisions to replace the reference to "dozens of financial institutions" with the number of institutions providing the estimates utilized in selecting the medians for each commodity, and coordinate with the qualified person to ensure there is a corresponding level of clarity in the technical report summary.
       You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. You may contact
Ken Schuler, Mining Engineer, at (202) 551-3718 if you have questions regarding comments on the mineral property disclosures.

         Please contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.




FirstName LastNameKimberly Perry                                Sincerely,
Comapany NameGold Resource Corp.
                                                                Division of
Corporation Finance
October 11, 2022 Page 2                                         Office of
Energy & Transportation
FirstName LastName